EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three Month Periods Ended January 28, 2005 and January 30, 2004
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended
	January 28, 2005	January 30, 2004
Net Sales	$190,243	$129,454
Gross Margin	58,551	38,680

Income From Continuing Operations	9,753	1,586
Income From Discontinued Operations, Net of Tax	7,415	292

Net Earnings	$17,168	$1,878

Basic

Weighted Average Number of Shares Outstanding	24,034	21,099

Earnings Per Share – Basic
Continuing operations	$.41	$.08
Discontinued operations	.30	.01

Earnings per share – basic	$.71	$.09

Diluted

Weighted Average Number of Shares Outstanding	24,034	21,099
Net Shares Assumed to be Issued for Stock Options	387	337

Weighted Average Number of Shares
and Equivalent Shares Outstanding – Diluted	24,421	21,436

Earnings Per Share – Diluted
Continuing operations	$.40	$.08
Discontinued operations	.30	.01

Earnings per share – diluted	$.70	$.09